EXHIBIT 28(b)



FOR:                                         CONTACT:
TCBY Systems, Inc.                           Tracy Pritts
1100 TCBY Tower                              Jodi Abrams
425 West Capitol Avenue                      (708) 291-1616
Little Rock, AR  72201


FOR RELEASE: April 14, 1994


             TCBY NAMES JIM SAHENE PRESIDENT AND COO
                    REPLACING CHARLIE COCOTAS


       LITTLE ROCK, AR--Jim Sahene has been named president and chief operating officer of TCBY Systems, Inc., replacing the departing President and Chief Executive Officer, Charles A. Cocotas, it was reported today by Frank D. Hickingbotham, chairman of the board and chief executive officer of TCBY Enterprises, Inc.

     Sahene, with 14 years in the food-service industry and experience in virtually every facet of TCBY operations since joining the company in 1986, has been executive vice president and chief operating officer of TCBY Systems, Inc., since 1993 with responsibility for franchise and company store operations.

      Cocotas, whose management contract with TCBY ends in April, has elected to pursue other business and personal interests. The 32-year franchise-industry veteran, recognized as a turnaround and start-up specialist, was retained by TCBY in 1992 with a two-year mandate to increase store revenues, improve franchisee relations, and develop new marketing strategies.

     "Charlie has accomplished all of that and more," said Hickingbotham. Applauding Cocotas, who will continue with TCBY as a consultant, Hickingbotham recounted, "Charlie has made a dramatic and lasting impact on TCBY, setting the stage for our future. He also has expanded TCBY's market share, boosted average store sales at the unit level, implemented effective advertising and public relations programs, and brought franchisor-franchisee relations to a new level of solidarity and harmony. In addition, agreements for development in foreign markets have grown by 12 additional countries since 1992."







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SAHENE/TCBY/Page Two


     Cocotas called the last two years "challenging and rewarding." He pointed to "extraordinary and effective plans that we have already put in place for 1994 and beyond in terms of exciting new products, dynamic marketing concepts, and sound growth strategies both here and abroad. I have completed my agreed upon assignment confident that TCBY is positioned to continue moving in a positive direction, and that Jim Sahene will skillfully propel TCBY toward continued growth and profitability."
        To that end, Sahene plans to "continue TCBY's commitment to developing and executing programs aimed at improving sales and reducing costs at the store level, while reinforcing the attitude of partnership with our franchisees. For the past two years, Sahene has been the direct liaison with the franchisee association and their board of directors."

     Sahene launched his food-industry career as a restaurant owner which he operated until 1982, when he joined Altoona, PA-based Sheetz, Inc. Four years later, he left his job as director of merchandising for the 150 unit convenience store chain to become a store manager/field management trainee with TCBY. Over the last eight years t he Pittsburgh native and father of three has held the positions of division manager, director of plans and projects, vice president of plans and projects, assistant to the president, and senior vice president of operations of TCBY Systems, Inc.

     TCBY is the world's largest frozen yogurt chain, with nearly 2,500 outlets spanning all 50 states as well as 21 foreign countries. The company also leads the industry in placing its branded frozen yogurt products in such non-traditional locations as universities, office buildings, hospitals, high schools, plant cafeterias, sporting arenas, and nearly 300 airports.

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